SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Disclosure of Disposal of Relevant Shareholding Interest

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU),in compliance with Art. 12 of CVM Instruction 358/02, communicates to its shareholders and the market in general, which it has received from LSV Asset Management (“LSV”), on behalf of some of its managed funds and accounts and as an investment manager and / or general partner, the information that it has reduced its participation, on a consolidated basis, for 83,873,560 class B reference shares, representing approximately 4.99% of the total class B preferred shares issued by the Company, as shown below.

Curitiba, May 07, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Companhia Paranaense de Energia - COPEL

Rua Coronel Dulcídio, 800 - 3rd floor

CEP .: 80210-220

Curitiba, PR, Brazil

At .: Mr. Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Phone: 55 (41) 3310-5115

Fax: 55 (11) 3331-3136

Email: ri@copel.com

May 06, 2021

Ref.: Statement required by Article 12 of CVM Rule No. 358/02, dated January 3, 2002, as amended.

Dear Sirs,

LSV Asset Management (“LSV”) hereby informs, on behalf of certain of its funds and managed accounts in its capacity as investment manager and/or general partner, that it sold class “B” preferred shares issued by Companhia Paranaense de Energia – Copel (“Copel”). As a result of the mentioned sale, LSV funds and managed accounts hold, in aggregated form and on the date hereof, a total of 83,873,560 (eighty-three million, eight hundred seventy-three thousand, five hundred and sixty) class “B” preferred shares representing 4.99% of class “B” preferred shares issued by Copel.

In order to meet the requirements set forth in Article 12 of Rule CVM No. 358/02 enacted by the Brazilian Securities and Exchange Commission (“CVM”), LSV hereby requests that Copel’s Finance and Investor Relations Officer disclose the following information to CVM, B3 and to the market:

i.          LSV Asset Management is a general partnership duly organized and existing under the laws of the State of Delaware, United States of America, headquartered at 155 North Wacker Drive, Suite 4600, Chicago, IL 60606;

ii.          LSV funds and managed accounts hold, in aggregated form and on the date hereof, a total of 83,873,560 (eighty-three million, eight hundred seventy-three thousand, five hundred and sixty) class “B” preferred shares issued by Copel, as described above;

iii.          the sale of the aforementioned shareholding has been made strictly for investment purposes, and LSV has no intention of altering the control or the administrative structure of Copel;

iv.          other than the shares mentioned in item (ii) above, LSV does not hold any other securities or derivatives in connection with or referred to shares issued by Copel; and

v.          LSV has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by Copel.

We remain at your disposal for any further clarification on this matter.

Sincerely yours,

LSV Asset Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 7, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.